August 14, 2019

Dominique Schulte
Chief Executive Officer
Janel Corporation
303 Merrick Road
Lynbrook, New York 11563

       Re: Janel Corporation
           Amendment No. 1 to Form 8-K
           Filed July 24, 2019
           File No. 333-60608

Dear Ms. Schulte:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products